SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (Amendment No. 1)1

                          TRANZ RAIL HOLDINGS LIMITED
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                Ordinary Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   894116102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Winthrop B. Conrad, Jr.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                               Tel: 212-450-4890
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 20, 2002
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


---------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894116102                   13D                    Page 2 of 12 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Canadian National Railway Company, I.D. No. 98-0018609
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             BK
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Canada
-------------------------------------------------------------------------------
                                              7      SOLE VOTING POWER

                                                     0
                                             ----------------------------------
            NUMBER OF SHARES                  8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       0
                  WITH                       ----------------------------------
                                              9      SOLE DISPOSITIVE POWER

                                                     0
                                             ----------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                     0
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
-------------------------------------------------------------------------------

CUSIP No. 894116102                   13D                    Page 3 of 12 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Grand Trunk Corporation, I.D. No. 13-2673944
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             BK
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                              7      SOLE VOTING POWER

                                                     0
                                             ----------------------------------
            NUMBER OF SHARES                  8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       0
                  WITH                       ----------------------------------
                                              9      SOLE DISPOSITIVE POWER

                                                     0
                                             ----------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                     0
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
-------------------------------------------------------------------------------

CUSIP No. 894116102                   13D                    Page 4 of 12 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Wisconsin Central Transportation Corporation, I.D. No. 36-3541743
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             BK
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                              7      SOLE VOTING POWER

                                                     0
                                             ----------------------------------
            NUMBER OF SHARES                  8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       0
                  WITH                       ----------------------------------
                                              9      SOLE DISPOSITIVE POWER

                                                     0
                                             ----------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                     0
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
-------------------------------------------------------------------------------

CUSIP No. 894116102                   13D                    Page 5 of 12 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Wisconsin Central International, Inc., I.D. No. 36-3902614
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             BK
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                              7      SOLE VOTING POWER

                                                     0
                                             ----------------------------------
            NUMBER OF SHARES                  8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                       0
                  WITH                       ----------------------------------
                                              9      SOLE DISPOSITIVE POWER

                                                     0
                                             ----------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                     0
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
-------------------------------------------------------------------------------

Unless indicated as otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace the existing items in the original Schedule 13D. All defined terms shall have the same meaning as previously ascribed to them in the original Schedule 13D, unless otherwise noted.

   Item 1.  Security and Issuer.

   Item 2.  Identity and Background.

   Item 3.  Source and Amount of Funds or Other Consideration.

   Item 4.  Purpose of Transaction.

     Wisconsin Central and Wisconsin International acquired the 28,684,918 Ordinary Shares during the period between 1993-1995, as a long-term investment.

     On November 9, 2000, Wisconsin Central entered into an agreement with Deutsche Bank AG as financial adviser in connection with a possible sale of Ordinary Shares owned by Wisconsin Central (the "Engagement Letter").

     On January 30, 2001, CN announced that it intended to continue to pursue a possible sale of Wisconsin Central's interests in the Issuer.

     On December 4, 2001, Wisconsin Central gave 10 days' notice of termination of the Engagement Letter to Deutsche Bank AG.

     On February 15, 2002, Wisconsin International entered into an agreement with JB Were (NZ) Limited as financial advisor, to undertake a placement on the New Zealand Stock Exchange via a book-build of the Ordinary Shares owned by the Reporting Persons.

      On February 20, 2002, Wisconsin Central sold all of its interests in the Issuer. Further details of the sale are described in Item 5 below.

     This statement is being filed to reflect the sale of all of Wisconsin Central's interests in the Issuer on February 20, 2001.

     With the foregoing exceptions, the Reporting Persons and their directors and executive officers have no plans or proposals which relate to or would result in any of the types of events or changes described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

     (a) This is the Reporting Persons' final amendment to the Schedule 13D and is an exit filing.

     On February 20, 2002, Wisconsin Central sold all of its interests in the Issuer on the New Zealand Stock Exchange at a price of NZ$3.70 per Ordinary Share. As a result of this sale, for the purpose of Rule 13d-3 promulgated under the Exchange Act, as of February 20, 2002, the Reporting Persons no longer beneficially own any Ordinary Shares.

     Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any persons named in Schedule I hereto beneficially owns any Ordinary Shares or ADRs.

     (b) As of February 20, 2002, each of the Reporting Persons has sole power to vote or direct the vote and to dispose or direct the disposition of 0 Ordinary Shares.

     (c) Except for the sale referred to in Item 5(a) above, no transactions in the Ordinary Shares or ADRs have been effected since October 9, 2001 by any Reporting Person or, to the best knowledge of the Reporting Persons, by any of the persons named in Schedule I.

     (d)   Inapplicable.

     (e) As of February 20, 2002, the Reporting Persons ceased to be a beneficial owner of more than five percent of the Ordinary Shares.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: Joint Filing Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2002

                                            CANADIAN NATIONAL RAILWAY
                                            COMPANY


                                            By: /s/ Sean Finn
                                               ---------------------------------
                                               Name:  Sean Finn
                                               Title: Senior Vice President,
                                                      Chief Legal Officer and
                                                      Corporate Secretary


                                            GRAND TRUNK CORPORATION


                                            By: /s/ Sean Finn
                                               ---------------------------------
                                               Name:  Sean Finn
                                               Title: Senior Vice President and
                                                      Chief Legal Officer


                                            WISCONSIN CENTRAL
                                            TRANSPORTATION CORPORATION


                                            By: /s/ Sean Finn
                                               ---------------------------------
                                               Name:  Sean Finn
                                               Title: Senior Vice President,
                                                      Chief Legal Officer and
                                                      Corporate Secretary


                                            WISCONSIN CENTRAL INTERNATIONAL,
                                            INC.


                                            By: /s/ Sean Finn
                                               ---------------------------------
                                               Name:  Sean Finn
                                               Title: Senior Vice President,
                                                      Chief Legal Officer and
                                                      Corporate Secretary

                                                                     SCHEDULE I


     DIRECTORS AND EXECUTIVE OFFICERS OF CANADIAN NATIONAL RAILWAY COMPANY

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Canadian National Railway Company ("CN"), are set forth below. If no business address is given the director's or officer's business address is 935 de La Gauchetiere St. West, Montreal, Quebec, Canada, H3B 2M9. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to their position at CN.

Name, Citizenship and Business Address            Present Principal Occupation
--------------------------------------            ----------------------------
Directors
Michael R. Armellino - American                   Retired Partner
85 Broad Street, 2nd Floor                        The Goldman Sachs Group
New York, NY 10004

Purdy Crawford - Canadian                         Counsel, Osler, Hoskin &
1 First Canadian Place                               Harcourt
Suite 6600
Toronto, Ontario
M5X 1B8

J.V. Raymond Cyr - Canadian                       Chairman
1050 Beaver Hall Hill                             PolyValor Inc.
19th Floor
Montreal, Quebec
H2Z 1S4

Gordon D. Giffin - American                       Vice-Chairman
303 Peachtree St. - Suite 5300                    Long Aldridge & Norman
Atlanta, Georgia 30308

James K. Gray - Canadian                          Chairman
605, 5th Avenue S.W. #2800                        Canadian Hunter Exploration
Calgary, Alberta                                     Ltd.
T2P 3H5

E. Hunter Harrison* - American                    Executive Vice-President and
                                                    Chief Operating Officer

Edith E. Holiday - American                       Corporate Director - CN
3239 - 38th Street N.W.
Washington, D.C. 20016
USA

V. Maureen Kempston Darkes - Canadian             President and General Manager
1908 Colonel Sam Drive                            General Motors of Canada
Oshawa, Ontario
L1H 8P7

Gilbert H. Lamphere - American                    Managing Director
645 Fifth Ave. 18th Floor                         Lamphere Capital Management
New York, NY 10022

Denis Losier - Canadian                           President and Chief Executive
770 Main Street, Box 160                            Officer
Moncton, New Brunswick                            Assumption Life
E1C 8L1

Edward C. Lumley - Canadian                       Vice-chairman
First Canadian Place, 4th Floor                   BMO Nesbitt Burns Inc.
Toronto, Ontario
M5X 1H3

David G.A. McLean - Canadian                      Chief Executive Officer
Suite 400- The Landing                            McLean Group
375 Water Street
Vancouver, B.C.
V6B 5C6

Robert Pace - Canadian                            President and Chief Executive
c/o Maritime Broadcasting System                     Officer
5121 Sackville Street, 7th Floor                  The Pace Group
Halifax, Nova Scotia
B3J 2R2

Cedric E. Ritchie - Canadian                      Corporate Director
44 King Street West - Suite 3005
Toronto, Ontario
M5H 1H1

Paul M. Tellier* - Canadian                       President and Chief Executive
                                                    Officer


                                                  Present Principal Occupation
                                                  Including Name and Address(1)
Name, Citizenship and Business Address            of Employer
--------------------------------------            ----------------------------
Executive Officers
(Who Are Not Directors)
Les P. Dakens - Canadian                          Senior Vice President,
                                                  Corporate Services

Sean Finn* - Canadian                             Senior Vice President, Chief
                                                  Legal Officer and Corporate
                                                  Secretary

James M. Foote - American                         Executive Vice President,
455 North Cityfront Plaza Drive                   Sales and Marketing
Chicago, Illinois
60611-5317

William J. Fox - Canadian                         Senior Vice President,
                                                  Public Affairs

Keith L. Heller - Canadian                        Senior Vice President,
277 Front Street West                             Eastern Canada Division
Toronto, Ontario
M5V 2X7

Jack T. McBain - Canadian                         Senior Vice President,
10,004, 104th Avenue                              Operations
Edmonton, Alberta
T5J 0K2

Claude Mongeau** - Canadian                       Executive Vice President and
                                                  Chief Financial Officer


* Mr. Tellier, Mr. Harrison and Mr. Finn are also directors and executive officers of Grand Trunk Corporation ("Grand Trunk"), Wisconsin Central Transportation Corporation ("Wisconsin Central") and Wisconsin Central, International, Inc. ("Wisconsin International").

** Mr. Mongeau is also an executive officer of Grand Trunk Corporation.

With the exception of Gordon T. Trafton, all directors and executive officers of Wisconsin Central and Wisconsin International are directors and/or executive officers of CN and are listed above in this Schedule I. Mr. Trafton is an American and his title is Vice-President, Wisconsin Central Division. Mr. Trafton's business address is 6250 North River Road, Suite 8000, Rosemont, Illinois 60018.

                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of Tranz Rail Holdings Limited, a New Zealand company, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this February 22, 2002.

     This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

                                           CANADIAN NATIONAL RAILWAY
                                           COMPANY


                                           By: /s/ Sean Finn
                                              ---------------------------------
                                              Name:  Sean Finn
                                              Title: Senior Vice President,
                                                     Chief Legal Officer and
                                                     Corporate Secretary


                                           GRAND TRUNK CORPORATION


                                           By: /s/ Sean Finn
                                              ---------------------------------
                                              Name:  Sean Finn
                                              Title: Senior Vice President and
                                                     Chief Legal Officer


                                           WISCONSIN CENTRAL
                                           TRANSPORTATION CORPORATION


                                           By: /s/ Sean Finn
                                              ---------------------------------
                                              Name:  Sean Finn
                                              Title: Senior Vice President,
                                                     Chief Legal Officer and
                                                     Corporate Secretary


                                           WISCONSIN CENTRAL INTERNATIONAL,
                                           INC.


                                           By: /s/ Sean Finn
                                              ---------------------------------
                                              Name:  Sean Finn
                                              Title: Senior Vice President,
                                                     Chief Legal Officer and
                                                     Corporate Secretary